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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               Franklin Quest Co.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.05 par value
-------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   354596-10-8
                           --------------------------

                                 (CUSIP Number)


                                Richard G. Brown
                       KIMBALL, PARR, WADDOUPS, BROWN & GEE
                        185 South State Street, Suite 1300
                           Salt Lake City, Utah 84111
                                 (801) 532-7840
-------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  April 1, 1996
 ------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  354596-10-8        SCHEDULE 13D            Page  2  of   6   Pages


--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Arlen B. Crouch; SSN: ###-##-####
-------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
 3            SEC USE ONLY


-------------------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not Applicable
-------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                      / /


-------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------
                          7           SOLE VOTING POWER

                                      1,071,450
   NUMBER OF
     SHARES              ------------------------------------------------------
  BENEFICIALLY            8          SHARED VOTING POWER
   OWNED BY
      EACH                           90,000
   REPORTING             ------------------------------------------------------
     PERSON               9           SOLE DISPOSITIVE POWER
      WITH
                                      1,071,450
                         ------------------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                      90,000
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,161,450
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      / /

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.2%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.  354596-10-8        SCHEDULE 13D            Page  3  of   6   Pages


ITEM 1.  SECURITY AND ISSUER

      (a)      Title of Class of Equity Securities:

                        Common stock, $0.05 par value (the "Common Stock")

      (b)      Name of Issuer:

                        Franklin Quest Co. (the "Issuer").

      (c)      Address of Issuer's Principal Executive Offices:

                        2200 West Parkway Boulevard, Salt Lake City, Utah 84119

ITEM 2.  IDENTITY AND BACKGROUND

      (a)      Name:

                        Arlen B. Crouch ("Crouch")

      (b)      Business address:

                        2200 West Parkway Boulevard, Salt Lake City, Utah 84119

      (c)      Present principal occupation or employment:

                        On April 1, 1996, Crouch was President and Chief Operating Officer of the Issuer.

      (d)      Criminal Proceedings:

                        None

      (e)      Civil Proceedings:

                        None

      (f)      Citizenship:

                        United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On April 1, 1996, 17,500 shares underlying previously issued options became exercisable. Such options are Incentive Stock Options issued by the Issuer, for which Crouch paid no consideration.

 CUSIP No.  354596-10-8        SCHEDULE 13D            Page  4   of   6   Pages


ITEM 4.  PURPOSE OF TRANSACTION

                  On April 1, 1996, 17,500 shares underlying previously issued options became exercisable. Such options are Incentive Stock Options issued by the Issuer, for which Crouch paid no consideration.

                  Crouch reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Crouch presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for
         Item 4 of Schedule 13d.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On April 1, 1996, the aggregate number of shares of the Common Stock beneficially owned by Crouch was 1,161,450 shares, which
                  (i) included 799,029 shares of the Common Stock underlying then exercisable options or options exercisable within sixty days of April 1, 1996 and (ii) represented 5.2% of the outstanding shares of the Common Stock.

         (b) On April 1, 1996, Crouch had the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,071,450 shares of the Common Stock, of which
                  (i) 45,000 shares of the Common Stock were held by Crouch as trustee of The Arlen B. Crouch Trust, as to which Crouch had sole investment and dispositive power as trustee and (ii) 35,000 shares of the Common Stock were held by Crouch as trustee of The Arlen B. Crouch Family Foundation, as to which Crouch had sole investment and dispositive power as trustee.

                  On April 1, 1996, Crouch may be deemed to have shared voting and dispositive power with his wife who is the trustee of The Derrel R. Crouch Trust, which held 90,000 shares of the Common Stock. The following information is provided regarding Crouch's wife, pursuant to the instructions for Item 5(b):

                  (i)      Name:

                                    Derrel R. Crouch

                  (ii)     Residence address:

                                    2566 Barcelona, Sandy, Utah 84092

                  (iii)    Present principal occupation or employment:

                                    Not employed outside of the home.

                  (iv)     Criminal Proceedings:

                                    None

                  (v)      Civil Proceedings:

                                    None

 CUSIP No.  354596-10-8        SCHEDULE 13D            Page  5   of   6   Pages


                  (vi)     Citizenship:

                                    United States

         (c)      None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock except as indicated above.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

 CUSIP No.  354596-10-8        SCHEDULE 13D            Page  6   of   6   Pages


                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      November 7, 1996                    /s/ ARLEN B. CROUCH
------------------------                  --------------------------
         Date                                 Arlen B. Crouch